Exhibit 99.1

Scienjoy Partnership to Build U.S Livestreaming Studio and NFT Gallery

BEIJING, August 2, 2021 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced plans to establish a livestreaming studio and non-fungible token (NFT) art gallery in New York to assist young artists in entering the virtual art market and livestreaming as part of its partnership with the Global Friendship Exchange Foundation ("GFE Foundation").

This is the first initiative for Scienjoy and GFE Foundation, a U.S-based non-profit organization dedicated to supporting young artists around the world, under the strategic partnership between the two parties that was announced July 7, 2021.

The new video livestreaming studio will allow artists to tap into Scienjoy’s livestreaming entertainment ecosystem of approximately 250 million registered users and livestream about the creative process, engage with fans and collectors, and sell or exhibit NFT artwork. Scienjoy and the GFE Foundation will work to educate and support young artists in launching livestreaming channels and building an online presence.

"Supporting artists in livestreaming and creating NFT artwork is part of Scienjoy’s commitment to cultivating cutting-edge technology and diverse entertainment for our platform,” said Victor He, Chairman and CEO of Scienjoy. “This first initiative is a great step in our strategic partnership with the GFE Foundation. We look forward to cooperating with galleries and artists in the near future for exhibitions, NFT artwork launches and more."

According to an industry report by DappRadar, a company that analyzes and ranks the blockchain and decentralized app industry, NFT transactions reached USD $2.4 Billion in the second quarter of 2021, not including transfers handled by art auction houses. As part of the initiative, Scienjoy and the GFE Foundation will work to educate artists in the GFE Foundation network on navigating the young and evolving NFT market. Minting NFT artwork offers young artists a digital medium, a new channel for reaching collectors and a tool for building a fan base, all with safeguards from digital art duplication. Aside from fine art, NFTs are also showing popularity in game play. In April 2021, Scienjoy became one of the first livestreaming platforms in Mainland China to offer NFTs, with NFTs minted as unique prizes for livestreaming game competitions as a way to reward users and drive user engagement.

Livestreaming in art and music has become an increasingly important tool during the pandemic. Musicians and artists moved to livestreaming platforms as a way to engage with fans and collectors and supplement incomes while many venues and galleries were shuttered. This industry subsector has been popular with fans and is showing signs of continuing after the pandemic. In a survey of musicians conducted by Statista, a company specializing in market and consumer data, 85 percent of artists surveyed said they would continue to make livestreaming a permanent part of their performance plans even after in-person events resumed.

GFE Foundation’s Director Helene Beck commented, "This is a unique time for young artists to build their careers not only in offline galleries but through livestreaming and with virtual forms of art. We are excited to team up with Scienjoy and leverage their global livestreaming experience.”

With the goal of pioneering new forms of livestreaming entertainment in the 5G era, Scienjoy has invested considerably in research and technology to diversify the Scienjoy ecosystem. This has positioned Scienjoy to quickly identify new opportunities and trends and rapidly launch new platform entertainment categories and products. With a growing diversity of partnerships like that with the GFE Foundation, Scienjoy continues to demonstrate its leadership in the livestreaming ispace. Scienjoy looks forward to future initiatives to provide livestreaming entertainment for new industries and user groups.

About Scienjoy Holding Corporation:

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service matrix that delivers pleasant experiences to users. With approximately 250 million registered users, Scienjoy currently operates four brands of livestreaming platforms, consisting of Showself, Lehai, Haixiu, and BeeLive (including Mifeng [Chinese version] and BeeLive International [international version]). Scienjoy adopts multi-platform operation strategies and is committed to providing high-quality and value-added services for users with innovative thinking. Based on in-depth knowledge and research of the livestreaming industry and user behavior, Scienjoy is devoted to building fully-immersive virtual reality worlds in which the virtual world and reality are integrated within the livestreaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Livestreaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

About the Global Friendship Exchange Foundation:

The Global Friendship Exchange Foundation (“GFE Foundation”) is a registered U.S. non-profit 501 (c)(3) organization with presence across the United States. The GFE Foundation works with the mission to support young artists around the world. To this end, the GFE Foundation creates opportunities, platforms, and events to support young artists. Above all, the GFE Foundation seeks to support all kinds and forms of arts with a platform to support artists in delivering value to the world.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Media Relations Contact

Greta Bradford
ICR Inc.
greta.bradford@icrinc.com

+86 178-8882-8731

Investor Relations Contacts

Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
ray.chen@scienjoy.com
+86-010-64428188